UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*


                              TELEWEST GLOBAL, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    87956T107
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                                 (CUSIP Number)

                                Edward T. Dartley
                     W.R. Huff Asset Management Co., L.L.C.
                                  67 Park Place
                          Morristown, New Jersey  07960
                                 (973) 984-1233
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 26, 2006
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.         87956T107
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1.   Names of Reporting  Persons.  I.R.S.  Identification  Nos. of above persons
     (entities only):

                                 William R. Huff
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2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)                    Not
     (b)                 Applicable
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3.   SEC Use Only

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4.   Source of Funds (See Instructions):  Not Applicable
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                Not Applicable
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6.   Citizenship or Place of Organization:  United States
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   Number of                          7. Sole Voting Power:               *
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:             *
                                         ---------------------------------------
   Owned by
   Each Reporting                     9. Sole Dispositive Power:          *
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:        *
                                         ---------------------------------------
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person:    30,055,057
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):             Not Applicable
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):  12.2%*
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):  IA, IN
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*   W.R. Huff Asset Management Co., L.L.C., a Delaware limited liability company
("Huff Asset Management"), and certain other limited partnerships and limited liability companies affiliated with Huff Asset Management (together with Huff Asset Management, the "Huff Entities"), for their clients and/or on behalf of certain separately managed accounts (collectively, the "Accounts"), have been issued and/or have acquired, in the aggregate, 30,055,057 shares of common stock, par value $0.01 per share (the "Shares"), of Telewest Global, Inc., a Delaware corporation (the "Company"). William R. Huff possesses sole power to vote and direct the disposition of all securities of the Company held by or on behalf of the Huff Entities and/or the Accounts, subject to the internal screening and other securities law compliance procedures of the Huff Entities described below. The Huff Entities have in place appropriate internal screening procedures and other securities law compliance policies that from time to time require Mr. Huff to delegate to one or more employees of the Huff Entities transaction and/or securities disposition authority with respect to certain entities, including the Company. All such employees serve under the ultimate direction, control and authority of Mr. Huff. Thus, as of January 26, 2006, for
the  purposes  of  Reg.  Section  240.13d-3,   William  R.  Huff  is  deemed  to
beneficially own 30,055,057 Shares, or approximately 12.2% of the Shares deemed issued and outstanding as of that date. Mr. Huff's interest in the Shares is limited to his pecuniary interest, if any, in the Huff Entities and/or the Accounts. See Item 5 for further information.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information in the Company's Form S-4, Amendment No. 1, as filed by the Company with the Securities and Exchange Commission on January 30, 2006, there were 246,011,739 Shares issued and outstanding as of January 12, 2006. As of January 26, 2006, the Huff Entities, for their clients and/or on behalf of the Accounts, have been issued and/or have acquired, in the aggregate, 30,055,057 Shares. William R. Huff possesses sole power to vote and direct the disposition of all securities of the Company held by or on behalf of the Huff Entities and/or the Accounts, subject to the internal screening and other securities law compliance procedures of the Huff Entities described below. Thus, as of January 26, 2006, for the purposes of Reg. Section 240.13d-3, William R. Huff is deemed to beneficially own 30,055,057 Shares, or approximately 12.2% of the Shares deemed issued and outstanding as of that date. Mr. Huff's interest in the Shares is limited to his pecuniary interest, if any, in the Huff Entities and/or the Accounts.

          The Huff Entities have in place appropriate internal screening procedures and other securities law compliance policies that from time to time require Mr. Huff to delegate to one or more employees of the Huff Entities transaction and/or securities disposition authority with respect to certain entities, including the Company. All such employees serve under the ultimate direction, control and authority of Mr. Huff.

          The following table details the transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Huff or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, since the filing of the Schedule 13D Amendment No. 6 as of December 14, 2005 (each of which were effected in an ordinary brokerage transaction):


                                   (Purchases)

                                      NONE

                                     (Sales)

          Date                       Quantity                    Price
          ----                       --------                    -----


       12/15/2005                       1,000                   23.3448
       12/15/2005                      95,000                   23.3448
       12/16/2005                       1,000                   23.3943
       12/16/2005                      55,000                   23.3943
       12/19/2005                       1,000                   23.4972
       12/19/2005                      36,000                   23.4972
       12/20/2005                       5,000                   23.3490
       12/27/2005                       9,800                   23.3238
       12/27/2005                      13,200                   23.3238
       12/28/2005                      31,000                   23.2205
       12/29/2005                      70,000                   23.2684
       12/30/2005                     150,000                   23.6674
       1/3/2006                        41,000                   23.7279
       1/4/2006                       100,000                   23.7709

       1/5/2006                        35,000                   23.7136
       1/6/2006                        74,000                   23.7454
       1/9/2006                        26,000                   23.7701
       1/10/2006                       57,900                   23.7372
       1/11/2006                        4,300                   23.7310
       1/11/2006                       79,700                   23.7310
       1/12/2006                       49,000                   23.6177
       1/13/2006                       88,000                   23.6114
       1/17/2006                          100                   23.5403
       1/17/2006                      101,800                   23.5404
       1/18/2006                      102,000                   23.6313
       1/19/2006                       72,500                   23.6205
       1/20/2006                       40,000                   23.6141
       1/23/2006                       43,000                   23.5199
       1/24/2006                       95,000                   23.4544
       1/25/2006                       90,000                   23.4176
       1/26/2006                      173,000                   23.3619


          In addition to the transactions detailed in the above table, on or since the filing of the Schedule 13D Amendment No. 6 dated as of December 14, 2005, Mr. Huff ceased to possess sole power to vote and direct the disposition of an aggregate of 772,511 Shares.



                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            January 30, 2006


                                            /s/ Bryan E. Bloom
                                            ------------------------------------
                                            Bryan E. Bloom  as  attorney-in-fact
                                            for William R. Huff,  on  behalf  of
                                            W.R.  Huff  Asset   Management  Co.,
                                            L.L.C., certain limited partnerships
                                            and   limited  liability   companies
                                            affiliated   with  W.R.  Huff  Asset
                                            Management Co.,  L.L.C.  and certain
                                            separately managed accounts.



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).